Exhibit (d)(2)

Schedule A

(As of October 2, 2026)

Funds

Series	Annual Rate of Average Daily Net Assets	Initial Board Approval Date	Shareholder Approval Date	Initial Effective Date	Termination Date
Amplify Top 10™ Defense Tech ETF	0.49%	May 12, 2026	September 30, 2026	October 2, 2026	May 12, 2028
Amplify Top 10™ Nuclear ETF	0.49%	May 12, 2026	September 30, 2026	October 2, 2026	May 12, 2028
Amplify Top 10™ Semiconductors ETF	0.49%	May 12, 2026	September 30, 2026	October 2, 2026	May 12, 2028